Exhibit (a)(1)(L)

CONTACTS:	ALLERGAN:
Investors: Lisa DeFrancesco (862) 261-7152

Media: Mark Marmur (862) 261-7558

Allergan Successfully Completes Vitae Tender Offer

– Acquisition Adds Differentiated Development Programs to Strengthen Allergan’s Medical Dermatology Pipeline –

– Vitae’s Contour Drug Discovery Platform and Team Bolsters Allergan’s Discovery Research Capabilities –

DUBLIN, IRELAND – October 25, 2016 – Allergan plc (NYSE: AGN), a leading global pharmaceutical company, today announced the successful completion of Allergan’s tender offer to purchase all outstanding shares of Vitae Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company focused on innovative development programs for dermatologic conditions. As previously announced, Allergan offered to purchase all outstanding shares of Vitae for $21.00 per share, in cash, for a total transaction value of approximately $639 million.

“The completion of the Vitae acquisition will add highly differentiated development compounds and bolsters our innovative medical dermatology pipeline,” said David Nicholson, Chief R&D Officer, Allergan. “Through its deep expertise in discovering and developing first-in-class compounds in atopic dermatitis, psoriasis and autoimmune diseases, the Vitae team will add important capabilities to Allergan’s Open Science R&D approach.”

The acquisition strengthens Allergan’s dermatology product pipeline, with the addition of VTP-43742, a Phase 2 first-in-class, orally active RORyt (retinoic acid receptor-related orphan receptor gamma) inhibitor for the potential treatment of psoriasis and other autoimmune disorders. The acquisition also adds VTP-38543, a Phase 2a topical LXRß (Liver X Receptor beta) selective agonist for the potential treatment of atopic dermatitis. It is believed that VTP-38543 works by decreasing inflammation in damaged skin tissue and repairing the damaged outer layer of skin.

The acquisition also adds Vitae’s Contour® structure-based drug design platform aimed at discovering product candidates for validated therapeutic targets where biopharmaceutical research and development has traditionally struggled to develop drugs due to challenges related to potency, selectivity and pharmacokinetics.

About the Vitae Tender Offer

The cash tender offer for all of the outstanding shares of Vitae common stock expired as scheduled at the end of the day midnight (EDT), on October 24, 2016 (one minute after 11:59 P.M. (EDT) on October 24, 2016). Excluding Vitae shares tendered by notice of guaranteed delivery, a total of 26,235,210 shares of Vitae common stock, representing approximately 90.3% of Vitae’s outstanding shares, were validly tendered into and not validly withdrawn from the tender offer, according to the depositary for the tender offer. As a result, Allergan and its subsidiary have accepted for payment and will promptly pay for all shares that were validly tendered and not validly withdrawn.

Allergan intends to complete the acquisition later today through the merger of its subsidiary with and into Vitae without a vote of Vitae’s other stockholders, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”). When the merger is completed, Vitae will become an indirect, wholly owned subsidiary of Allergan. In connection with the merger, all remaining eligible Vitae shares not validly tendered into the tender offer will be cancelled and converted into the right to receive $21.00 per share in cash, the same consideration per share offered in the tender offer. Eligible Vitae shares exclude shares held as Vitae treasury stock, held by Allergan or its subsidiaries or held by any stockholder of Vitae who exercised appraisal rights under Section 262 of the DGCL. Following the acquisition, Vitae shares will cease to be traded on NASDAQ.

Additional information about Vitae, VTP-43742 and VTP-38543, as well as the unmet medical need in the treatment of psoriasis and atopic dermatitis, is available as a slide presentation on the Allergan web site at http://ir.allergan.com.

About Psoriasis

Psoriasis, which affects approximately 7.5 million people in the U.S., is a chronic autoimmune disorder affecting the skin. It causes cells to rapidly multiply and build up on the skin’s surface, resulting in red scaly patches that are often itchy and painful. Increased activity of a class of lymphocytes called Th17 cells, and the subsequent excess production of pro-inflammatory cytokines, including IL-17A and IL-17F, by those cells are critical parts of the pathophysiology of psoriasis. RORyt is a nuclear hormone receptor that is essential for the formation and function of Th17 cells.

About Atopic Dermatitis

Atopic dermatitis (AD) is a skin condition affecting approximately 17.5 million infants, adolescents and adults in the U.S. It is characterized by intense itching and is caused by both inflammation and a breakdown of the skin’s barrier function. Activation of LXR in skin keratinocytes, the most common cell type in the outer layer of skin, has been shown to increase the formation of corneocytes and the production of lamellar lipids. LXR activation also has been shown to have an anti-inflammatory effect in skin equivalent to a high potency corticosteroid.

About Allergan plc

Allergan plc (NYSE: AGN), headquartered in Dublin, Ireland, is a bold, global pharmaceutical company and a leader in a new industry model – Growth Pharma. Allergan is focused on developing, manufacturing and commercializing branded pharmaceuticals, devices and biologic products for patients around the world.

Allergan markets a portfolio of leading brands and best-in-class products for the central nervous system, eye care, medical aesthetics and dermatology, gastroenterology, women’s health, urology and anti-infective therapeutic categories.

Allergan is an industry leader in Open Science, the Company’s R&D model, which defines our approach to identifying and developing game-changing ideas and innovation for better patient care. This approach has led to Allergan building one of the broadest development pipelines in the pharmaceutical industry with 70+ mid-to-late stage pipeline programs in development.

Our Company’s success is powered by our more than 15,000 global colleagues’ commitment to being Bold for Life. Together, we build bridges, power ideas, act fast and drive results for our customers and patients around the world by always doing what it is right.

With commercial operations in approximately 100 countries, Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live healthier lives every day.

For more information, visit Allergan’s website at www.Allergan.com.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that refer to future events or other non-historical facts, including with respect to Allergan’s acquisition of Vitae, are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this release. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business. These factors include, among others, the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; successful integration of the Vitae acquisition and the ability to recognize the anticipated synergies and benefits of the Vitae acquisition; the anticipated size of the markets and anticipated demand for Vitae’s products; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Vitae’s products; difficulties or delays in manufacturing; and other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (such periodic public filings having been filed under the “Actavis plc” name). Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.